

10035352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Instinet, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square
(No. and Street)

New York, (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York, (City) New York (State) 10036 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nathalie Cahlik-Leroy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Instinet, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title



Notary Public

Stuart H. Simon
Notary Public, State of New York
#02SI6067569
Qualified in Rockland County
Commission Expires December 10 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Instinet, LLC

(A Wholly-Owned Subsidiary of Instinet Holdings Incorporated)

Consolidated Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Member of
Instinet, LLC

We have audited the accompanying consolidated statement of financial condition of Instinet, LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of Instinet, LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.



February 26, 2010

Instinet, LLC
(A Wholly-Owned Subsidiary of Instinet Holdings Incorporated)

Consolidated Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 163,097,978
Cash segregated in compliance with federal regulations	3,600,000
Securities borrowed	30,126,800
Receivable from customers	44,078,450
Receivable from broker-dealers and clearing organizations	33,394,686
Transaction fees and other receivables, net	20,888,713
Receivable from affiliates	4,062,955
Redemption receivable, net	3,711,565
Deferred tax asset, net	2,206,550
Other assets	2,719,910
Total assets	$ 307,887,607
Liabilities and Member's Equity	
Securities loaned	$ 15,697,000
Accounts payable	41,172,546
Payable to customers	25,993,747
Payable to broker-dealers and clearing organizations	19,778,743
Payable to affiliates	14,017,047
Accrued compensation	10,243,065
Accrued expenses and other liabilities	18,828,918
Total liabilities	145,731,066
Commitments and contingent liabilities	
Total Member's equity	162,156,541
Total liabilities and Member's equity	$ 307,887,607

See accompanying notes.

1. Nature of Business

Instinet, LLC (the "Company" or "Instinet") is a wholly-owned subsidiary of Instinet Holdings Incorporated ("IHI" or "Member"), which is ultimately owned by Nomura Holdings, Inc. ("NHI").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), BATS Exchange, Boston Options Exchange, Chicago Stock Exchange, Chicago Board Options Exchange, CBOE Stock Exchange, International Securities Exchange, NASDAQ OMX BX (formerly, Boston Stock Exchange), NASDAQ OMX PHLX (formerly, Philadelphia Stock Exchange), the NASDAQ Options Market, the NASDAQ Stock Market, National Stock Exchange, the New York Stock Exchange, NYSE Amex and NYSE Arca. Additionally, Instinet is a futures commission merchant registered as a member of the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA").

Instinet is a global electronic agency securities broker which offers sales trading support, sophisticated trading tools and advanced technology to institutional customers in order to execute their securities orders with other customers or to access other U.S. trading venues. The Company's customers can also trade outside traditional market hours and obtain select third-party research. Instinet acts as a clearing broker for its customers, provides securities clearance, customer financing and securities lending services. In addition, the Company provides services as a clearing broker to certain affiliates.

On July 1, 2009, the Company sold its previously wholly-owned subsidiary, Harborview, LLC ("Harborview"), to an unconsolidated affiliate. Harborview was a registered broker-dealer with the SEC, a member of FINRA and was licensed to transact business on the New York Stock Exchange, Inc. All material intercompany balances and transactions through June 30, 2009 were eliminated in consolidation (see Note 4).

2. Significant Accounting Policies

Accounting Estimates

The preparation of the Company's consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates used in the preparation of the consolidated statement of financial condition are prudent and reasonable. Actual results could differ from those estimates.

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC" or the "Codification") 105, *Generally Accepted Accounting Principles* ("ASC 105"). ASC 105 replaces existing guidance defining the relative level of authority of various types of U.S. GAAP pronouncements by providing all authoritative literature related to a particular topic in one place. The Codification is intended to accurately represent existing standards and not to create new guidance and applies prospectively to interim or annual financial periods ending after September 15, 2009. The Company adopted the ASC for the period ended December 31, 2009.

The Company also adopted new guidance included in ASC 855, *Subsequent Events* ("ASC 855"), which provides accounting and disclosure requirements for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. See Note 10 for required disclosure.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2009, cash and cash equivalents included $161,150,000 invested in money market mutual funds defined under Rule 2a-7 of the Investment Company Act of 1940 and money market deposits held at five major U.S. financial institutions. As these money market funds are valued based on quoted net asset values, the carrying value of these instruments at December 31, 2009 approximated fair value.

2. Significant Accounting Policies (continued)

Cash Segregated in Compliance with Federal Regulations

The Company had $3,600,000 segregated in cash at December 31, 2009 in special reserve bank accounts for the benefit of customers and introducing brokers under Rule 15c3-3 of the Securities and Exchange Commission.

Securities Borrowed and Loaned

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions are used by the Company to facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. The amount of collateral required to be deposited for securities borrowed is an amount generally in excess of market value of the securities borrowed. For securities loaned, the Company receives collateral in the form of cash that typically exceeds the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained, or refunded, when deemed appropriate.

The Company also has a securities borrowing and lending matched book business, in which it borrows securities from one party and lends them to another party. When the Company borrows securities, it provides cash to the lenders as collateral. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") and sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale amounts plus accrued interest. In order to collateralize reverse repurchase agreements, it is the Company's policy to take possession of securities with a market value typically in excess of the principal amount loaned plus the accrued interest thereon. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral, or to retrieve excess collateral from counterparties, when deemed appropriate.

2. Significant Accounting Policies (continued)

Collateralized Financing Agreements

In the normal course of business, the Company obtains securities borrowed on terms that permit it to repledge or resell the securities to others. At December 31, 2009, the Company obtained securities with a fair value of approximately $28,807,884 on such terms, of which approximately $26,089,920 have been either repledged or otherwise transferred to others in connection with the Company's financing activities or to meet customers' needs.

Receivable from and Payable to Customers

Amounts receivable from and payable to customers represents contractual amounts from cash securities transactions and are reported on a settlement date basis. Securities owned by customers, other than those fully paid for, are held as collateral for receivables. Such collateral is not reflected on the consolidated statement of financial condition.

Redemption Receivable, Net

Redemption receivable represents the residual receivable as of December 31, 2009 from a money market fund which is currently in liquidation. The residual amount receivable from the redeemed money market fund is accounted for at its original par value, net of an allowance of $916,223. The allowance is based upon the net asset value as of the time of redemption and represents management's best estimate of the asset's fair value as of December 31, 2009.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and are included in other assets on the consolidated statement of financial condition. Depreciation is computed using the straight-line method over the estimated useful lives of five years for property and three years for equipment.

Transaction Fees and Other Receivables, Net

Transaction fees and other receivables are reported net of an allowance for doubtful accounts of $1,273,860. The allowance for doubtful accounts is based on the Company's assessment of the collectibility of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay.

2. Significant Accounting Policies (continued)

Transaction Fees, Net

Transaction fees are generated by customers trading securities and are charged on a per share basis. Transaction fees are recorded on a trade-date basis.

Soft Dollar Arrangements

A significant portion of the Company's transaction fee revenue is the result of trading activity executed under soft dollar arrangements with its customers. The Company's customers are under no obligation to place any minimum volume of trades with the Company, nor is the Company obligated to provide any services or benefits to customers under these arrangements before payment is received.

Soft dollar expense, net primarily relates to the purchase of third-party research products and is recorded on a trade date basis. The Company reports its transaction fee revenue from soft dollar customers gross of its soft dollar expense, as it is the primary obligor under such arrangements.

Instinet recorded $4,781,950 of prepaid soft dollar expenses, net of an allowance for doubtful accounts of $1,183,907, in transaction fees and other receivables, net on the consolidated statement of financial condition. The Company also recorded $41,091,614 of accumulated credits in accounts payable on the consolidated statement of financial condition.

Under its T*Share program, the Company makes it possible for customers to trade with multiple brokers while centralizing the payment of soft dollar expenses. Participating brokers reach an agreement with Instinet to transfer trading and commission data, as needed. The Company records a receivable from executing brokers in transaction fees and other receivables, net and a corresponding payable in accounts payable on the consolidated statement of financial condition.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates while income and expenses are translated at the average exchange rates during the year.

2. Significant Accounting Policies (continued)

Income Taxes

Certain income and expense items are accounted for in different periods for income tax reporting purposes than for financial reporting purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

With effect from April 1, 2009, the Company and its affiliates adopted a new method of distributing their global income for tax purposes (see Note 4). The method was developed to be in compliance with the U.S. transfer pricing regulations under IRC §482, the OECD guidelines with regard to transfer pricing and the relevant rules in each of the countries where the Company has affiliates with which it trades.

In accordance with ASC 740, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

As of December 31, 2009, the Company determined that no unrecognized tax benefits should be recorded with respect to its tax positions in accordance with ASC 740-10.

Derivatives

From time to time, the Company may enter into forward foreign currency contracts to either facilitate customers' settling transactions in various currencies or provide affiliates with funding resources.

For customer-related forward contracts, the Company enters into forward foreign currency contracts with third parties, with terms generally identical to its customers' transactions, thereby mitigating its exposure to currency risk. These typically do not extend beyond 14 days. For the funding of affiliates, the Company generally enters in forward swaps that last 1 month.

The instruments are presented at their fair value in the consolidated statement of financial condition in receivable from and payable to broker-dealers and other clearing organizations.

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations as of December 31, 2009, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 12,251,106	$ 14,024,914
Receivable/payable from/to clearing organizations	20,060,569	–
Trade date payable, net	–	3,784,592
Fees, commissions and other receivable/payable	1,083,011	1,969,237
	$ 33,394,686	$ 19,778,743

Fails to deliver balances arise when the Company does not deliver securities on settlement date. The Company records the selling price of the security as a receivable due from the purchasing broker-dealer. The receivable is collected upon delivery of the securities. Fails to receive balances arise when the Company does not receive securities on settlement date. The Company records the amount of the purchase price of the security as a payable due to the selling broker. The liability is paid upon receipt of the securities.

Receivables from clearing organizations relate to clearing deposits required by clearing organizations. The Company records these as requested by clearing organizations.

Trade date payable, net relates to trades done by certain clients that settle their trades with Instinet prior to the regular-way settlement date. Instinet records the net of all such transactions with clearing organizations as a receivable or a payable.

4. Related Party Transactions

As described in Note 1, during the year, the Company sold Harborview, a registered broker-dealer, to an unconsolidated affiliate for its net asset value as of July 1, 2009. The Company received $3,620,673 from the affiliate.

At December 31, 2009, balances with related parties are included in the following consolidated statement of financial condition captions:

Assets	
Securities borrowed	$ 930,600
Transaction fees and other receivables, net	1,826,237
Receivable from affiliates	4,062,955

4. Related Party Transactions (continued)

Liabilities	
Payable to affiliates	14,017,047

Through March 31, 2009, under its commission sharing agreement with IHI's non-U.S. subsidiaries, the revenues and associated brokerage, clearing and execution ("BCE") costs retained by the Company related to transactions entered into by U.S. clients only in North and South American securities. Therefore, since the Company settles all transactions in U.S. equities and South American securities on behalf of the non-U.S. affiliates, all associated transaction fees, soft dollar expenses, BCE, desk charges, rebates from market centers and exchanges pertaining to non-U.S. domiciled clients were transferred to affiliates. Also, prior to April 1, 2009, under the commission sharing agreement, the Company recorded transaction fees and BCE costs from its Canadian affiliate resulting from transactions executed by U.S. clients trading in Canadian securities. As of April 1, 2009, Instinet and its affiliates entered into a cross-border agreement which allocates the revenues and associated BCE costs to the affiliate executing the transaction.

As of April 1, 2009, Instinet and its affiliates entered into a global profit sharing agreement. This agreement provides for a routine return on expenses that are not linked to revenue drivers (defined as customer relationship or technology), along with a sharing of global residual profit along the defined revenue drivers.

The Company had a services agreement in place with IHI through March 31, 2009.

Instinet Group, LLC ("IGLLC"), is a wholly-owned subsidiary of IHI that provides various services to the Company. Pursuant to an operating agreement, IGLLC provides the Company with operational, management and administrative personnel, facilities and other services necessary to conduct its securities processing business in exchange for a fee. The service fee is equal to IGLLC's eligible expenses, net of income, plus 5%. The Company provides various operational, management and administrative personnel services to Chi-X Canada ATS Limited, a subsidiary of IHI.

The Company provides execution services to Nomura Securities International, Inc. ("NSI") for trading in U.S. securities. The Company further uses NSI as one of its securities lending counterparties and recorded $930,600 as securities borrowed on the consolidated statement of financial condition as of December 31, 2009.

4. Related Party Transactions (continued)

Substantially all employees of the Company participate in a defined contribution pension plan sponsored by IHI. The IHI Retirement Plan ("401(k) Plan") was established under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 50% of their annual base salary to the 401(k) Plan. IHI matches a discretionary amount of the employees' pre-tax contributions. To be eligible for the contribution, an employee needs to be an active employee as of December 31, 2009 with at least three months of service.

Certain of the Company's employees participate in NHI's stock acquisition rights ("B-Plan") of common stock. These stock units vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date. As of September 1, 2009, the stock units were fully vested. The Company determined the compensation expense for these awards at the date of grant and recognized the compensation expense over the vesting period following the date of grant.

Certain of the Company's employees were granted restricted share units ("RSU") of NHI in April 2009. These units become vested after two years and are payable to the recipient in cash based on the fair market value of the RSUs at the date of vesting. Therefore, the Company's ultimate payment under such awards is not fixed at the date of the grant, requiring remeasurement of such awards at each consolidated statement of financial condition date. At December 31, 2009, the Company recorded its allocated share of $651,375 in accrued compensation on the consolidated statement of financial condition.

5. Commitments, Contingencies and Guarantees

From time to time, the Company may be involved in various legal and regulatory proceedings arising in the ordinary course of business. The Company is also subject to periodic regulatory audits, inspections and investigations. While any litigation contains an element of uncertainty, management believes, after consultation with counsel, that the outcomes of such proceedings or claims are unlikely to have a material adverse effect on the Company's consolidated statement of financial condition.

In the normal course of business, the Company may enter into legal contracts that contain a variety of representations and warranties that provide general indemnification to others. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be asserted against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect that any such indemnifications will have a material adverse effect on the Company's consolidated statement of financial condition.

5. Commitments, Contingencies and Guarantees (continued)

The Company is committed under contracts with certain key employees to pay guaranteed bonuses of approximately $895,750 for the fiscal year ended December 31, 2010 and approximately $563,500 thereafter.

The Company is committed under a letter of credit in the amount of $500,000 that expires in June 2010.

6. Credit, Market and Other Risks

The Company is exposed to market risk from its customers' securities transactions during the period between the transaction date and the settlement date. The settlement cycle is generally three business days in the U.S. equities markets and can be as much as five days in some international markets.

In addition, the Company may have exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. The Company holds the securities that are the subject of the transaction as collateral for its customer receivables. Adverse movements in the prices of these securities can increase the Company's market risk.

The majority of the Company's transactions, including derivatives and, consequently, the concentration of its credit exposure are with broker-dealers and other financial institutions, primarily located in the United States.

The Company seeks to manage its risks through a variety of reporting and control procedures, including establishing credit limits and enforcing credit standards based upon a review of the counterparty's financial condition and credit ratings. The Company monitors trading activity and collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

The Company uses securities borrowed and loaned transactions to facilitate the settlement process to meet its customer's needs and to enter into match book transactions. Under these transactions, the Company either receives or provides collateral, generally cash or securities. In the event the counterparty is unable to meet its contractual obligations to return the pledged collateral, the Company may be exposed to the market risk of acquiring the collateral at prevailing market prices.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions.

6. Credit, Market and Other Risks (continued)

The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

7. Income Taxes

For tax purposes, the Company is disregarded as an entity separate from its single member, IHI, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). The Company pays to or recovers from IHI the taxes it has recorded, which are calculated on a separate company basis under a tax sharing agreement with IHI.

As a single-member limited liability company ("LLC"), the Company records taxes on a separate company basis as if it were a division of IHI. The Company, together with IHI and certain other subsidiaries in the United States, is included in a consolidated Federal income tax return, and consolidated or combined state and local income tax returns.

The Company is currently under a federal income tax audit for the short period December 8, 2005 to December 31, 2005, calendar year ended December 31, 2006, short period January 1, 2007 to January 31, 2007, short period February 1, 2007 to March 31, 2007 and the fiscal year ended March 31, 2008. Additionally, the Company is currently under audit by various state and local tax jurisdictions for the short period December 8, 2005 to December 31, 2005, calendar year ended December 31, 2006, short period January 1, 2007 to January 31, 2007, and the short period from February 1, 2007 to March 31, 2007. The current portion of the tax provision of $11,935,591 is included in payable to affiliates in the consolidated statement of financial condition at December 31, 2009.

The Company records deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and the amounts recorded for financial reporting purposes, using current tax rates. Deferred tax expenses and benefits are recognized on the consolidated statement of financial condition.

The deferred tax asset, net relates to temporary differences at December 31, 2009 and consists of:

Accruals and allowances	$ 2,206,550
Capital loss carryforward	2,913,871
Total deferred tax assets	5,120,481
Less: valuation allowance	(2,913,871)
Deferred tax assets, net	$ 2,206,550

7. Income Taxes (continued)

Management believes that it is more likely than not that the deferred tax asset, net of the valuation allowance, will be realized. The valuation allowance relates to the capital loss carryforward, which may not be realized in the future. The capital loss may be carried back for a maximum of three years or forward for a maximum of five years, and will expire in 2010.

8. Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the consolidated statement of financial condition.

Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied.

These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. ASC 820 establishes the following three hierarchies for fair value:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level III – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Assumptions include those of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. As of December 31, 2009, financial instruments owned or held by the Company consist of $161,150,000 of money market funds recorded in cash and cash equivalents and unrealized gains of $1,067,309 of derivatives recorded in receivable from broker-dealers and other clearing organizations on the consolidated statement of financial condition. All financial instruments are classified as Level I. No Level II or III assets were owned or held by the Company at December 31, 2009.

8. Fair Value of Financial Instruments (continued)

Management estimates that the aggregate fair value of all financial instruments recognized on the consolidated statement of financial condition approximates their carrying value. As such, financial instruments have been adjusted to reflect their estimated fair value or are short term in nature and bear interest at current market rates and, accordingly are carried at amounts approximating fair value.

9. Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $1,500,000 or 2% of aggregate debit items arising from customer transactions.

At December 31, 2009, the Company had regulatory net capital of $112,049,583 which was $110,549,583 in excess of its required net capital of $1,500,000. The Company's ratio of net capital to aggregate debit items was 196.4%.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2009, the Company calculated that no amount was required to be segregated in the special reserve bank account for the exclusive benefit of its introducing broker-dealers. At December 31, 2009, the Company had cash on deposit of $500,000 in this account. Additionally, under Rule 15c3-3, the Company had cash on deposit of $3,100,000 in the special reserve bank account for the exclusive benefit of customers, with a required deposit of $0 at December 31, 2009.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. The Company did not have such notification requirements during calendar year 2009.

The Company has not yet commenced commodity futures trading.

10. Subsequent Events

The Company has evaluated subsequent events through February 26, 2010, the date as of which the consolidated statement of financial condition is being issued.

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member of and Management of Instinet, LLC:

We have performed the procedures enumerated below, which were agreed to by the Member of and Management of Instinet, LLC, the Securities Investor Protection Corporation ("SIPC"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Commodity Futures Trading Commission ("CFTC"), and the National Futures Association, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Instinet, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation ("Form SIPC-7T") for the fiscal period from April 1, 2009 through December 31, 2009. Instinet, LLC's management is responsible for Instinet, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting agreement without exception.

2. Compared the amounts derived from the FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the fiscal period from April 1, 2009 through December 31, 2009, noting the following finding:

    - A difference was identified between the revenue derived from the Company's filed FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009 and the Form SIPC-7T for the fiscal period from April 1, 2009 through December 31, 2009. Total revenues reported on Form SIPC-7T were $421,065,378; total revenues derived from the Company's filed FOCUS reports for the fiscal period were $343,868,734. The Company provided us with a reconciliation of these amounts and noted that the difference is due to a change from net to gross revenue reporting on the FOCUS reports.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers provided to us by representatives of the Company, noting agreement without exception.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments, noting agreement without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2010

C-7T
:V 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

e of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for
es of the audit requirement of SEC Rule 17a-5:

023669 FINRA DEC
INSTINET LLC 7*7
3 TIMES SQ 7TH FL
NEW YORK NY 10036-6564

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chad Kirschenblatt (212) 310-4162

General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 927037.39

Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (250,753)

7/30/09
Date Paid

Less prior overpayment applied (—)

Assessment balance due or (overpayment) 676284.39

Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

Total assessment balance and interest due (or overpayment carried forward) $ 676,284.39

PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 676284.39

Overpayment carried forward $( )

sidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

PC member submitting this form and the
by whom it is executed represent thereby
information contained herein is true, correct
nplete.

Instinet, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

he 24th day of February, 2010.

CFO
(Title)

rm and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form eriod of not less than 6 years, the latest 2 years in an easily accessible place.

tes: ______ Postmarked ______ Received ______ Reviewed

lculations ______ Documentation ______ Forward Copy ______

ceptions:

sposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 421 065 378

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 49,638,422

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 612,001

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) —

Total deductions 50 250 423

2d. SIPC Net Operating Revenues $ 370 814 954

2e. General Assessment @ .0025 $ 927 037

(to page 1 but not less than $150 minimum)

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com





Consolidated Statement of Financial Condition

Instinet, LLC
(A Wholly-Owned Subsidiary of Instinet Holdings Incorporated)
December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG